Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Registration Statement of EUROEV Holdings Limited to Form F-1 of our report dated July 30, 2026, except for Note 19 as to which the date is November 10, 2026, which includes an explanatory paragraph regarding substantial doubt about the Company's ability to continue as a going concern, with respect to our audits of the financial statements of Aiways Automobile Europe GmbH as of and for the years ended December 31, 2025 and 2024, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
November 10, 2026	Certified Public Accountants
PCAOB ID: 1171